

November 15, 2018

Aron M. Knickerbocker
President and Chief Executive Officer
Five Prime Therapeutics, Inc.
111 Oyster Point Boulevard
South San Francisco, CA 94080

Re: Five Prime Therapeutics, Inc.
      Registration Statement on Form S-3
      Filed November 6, 2018
      File No. 333-228206

Dear Mr. Knickerbocker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Jaime L. Chase, Esq.